As filed with the Securities and Exchange Commission on August 4, 2015.

Registration No. 333-202037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-effective Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ECLIPSE RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1311	46-4812998
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2121 Old Gatesburg Road, Suite 110

State College, Pennsylvania 16803

(814) 308-9754

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Benjamin W. Hulburt

Chairman, President and Chief Executive Officer

Eclipse Resources Corporation

2121 Old Gatesburg Road, Suite 110

State College, Pennsylvania 16803

(814) 308-9754

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Glen J. Hettinger

Bryn A. Sappington

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201

(214) 855-8000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 4, 2015

PRELIMINARY PROSPECTUS

51,850,000 Shares

Eclipse Resources Corporation

Common Stock

This prospectus relates to the resale of up to 51,850,000 shares of our common stock, which may be offered for sale from time to time by the selling stockholders named in this prospectus. The shares of our common stock covered by this prospectus were issued by us to the selling stockholders in a private placement, which closed on January 28, 2015. We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of any shares of common stock by the selling stockholders.

The selling stockholders may from time to time sell, transfer or otherwise dispose of any or all of their shares of common stock in a number of different ways and at varying prices. See “Plan of Distribution” for more information.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus, including the documents incorporated by reference, and any amendments or supplements carefully before you make your investment decision.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Our shares of common stock are listed on the New York Stock Exchange (the “NYSE”) under the symbol “ECR.”

Prospectus dated                     , 2015

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, the selling stockholders named in this prospectus or any supplement to this prospectus may, from time to time, offer and sell the common stock described in this prospectus in one or more offerings. This prospectus generally describes Eclipse Resources Corporation and the common stock that our selling stockholders may offer. We may file a prospectus supplement that contains specific information about the terms of a particular offering of common stock by the selling stockholders. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to these offerings. We may also add or update in the prospectus supplement (and in any related free writing prospectus that we may authorize to be provided to you) any of the information contained in this prospectus or in the documents that we have incorporated by reference into this prospectus. We urge you to carefully read this prospectus, any applicable prospectus supplement, and any related free writing prospectus, together with the information incorporated by reference in the foregoing, before buying any of the common stock being offered.

You should rely only on the information contained in this prospectus, any prospectus supplement, and the documents we have incorporated by reference. We have not authorized any dealer, salesperson, or other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security. Our business, financial condition, results of operations, and prospects may have changed since then.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find Additional Information.”

Unless otherwise indicated, all references in this prospectus to “Eclipse,” “Eclipse Resources,” the “Company,” “we,” “our,” “us” and like terms refer collectively to Eclipse Resources Corporation and its consolidated subsidiaries.

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SUMMARY

This summary highlights some of the information contained or incorporated by reference in this prospectus and does not contain all of the information that may be important to you. You should read this entire prospectus, including the documents incorporated by reference, before making an investment decision.

Our Company

We are an independent exploration and production company engaged in the acquisition and development of oil and natural gas properties in the Appalachian Basin. As of May 31, 2015, we had assembled an acreage position approximating 222,000 net acres in Eastern Ohio. Approximately 101,000 of our net acres are located in what we believe to be the most prolific and economic area of the Utica Shale fairway, which we refer to as the Utica Core Area, and approximately 27,000 of these net acres are also prospective for the highly liquids rich area of the Marcellus Shale in Eastern Ohio within what we refer to as Our Marcellus Project Area. Based on our initial drilling results, we believe the Utica and Marcellus Shales offer some of the highest rate of return wells in North America. We are the operator of approximately 87% of our net acreage within the Utica Core Area and Our Marcellus Project Area. As of May 31, 2015, we had identified approximately 2,934 gross (800 net) remaining horizontal drilling locations across our acreage, comprised of 2,389 locations within the Utica Core Area and 545 locations within Our Marcellus Project Area. As of May 31, 2015, we or our operating partners had commenced drilling 197 gross wells within the Utica Core Area and Our Marcellus Project Area. We intend to focus on developing our substantial inventory of horizontal drilling locations and will continue to opportunistically add to this acreage position where we can acquire acreage at attractive prices.

We have assembled a team of executive and operating professionals with significant knowledge and experience in the Appalachian Basin, particularly with respect to drilling unconventional oil and natural gas wells, managing large scale drilling programs and optimizing the value of the associated production through a coordinated midstream effort. Our senior management has over 250 years of combined engineering, land, legal, and financial expertise.

Recent Developments

Commodity Prices

Recently, commodity prices have been extremely volatile, and we expect this volatility to continue for the foreseeable future. A further or extended decline in commodity prices could materially and adversely affect our future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures. We make price assumptions that are used for planning purposes, and a significant portion of our cash outlays, including rent, salaries and noncancelable capital commitments, are largely fixed in nature. Accordingly, if commodity prices are below the expectations on which these commitments were based, our financial results are likely to be adversely and disproportionately affected because these cash outlays are not variable in the short term and cannot be quickly reduced to respond to unanticipated decreases in commodity prices.

Significant or extended price declines could also adversely affect the amount of oil, NGLs and natural gas that we can produce economically, which may result in our having to make significant downward adjustments to our estimated proved undeveloped reserves. A reduction in production could also result in a shortfall in expected cash flows and require us to reduce capital spending or borrow funds to cover any such shortfall. Any of these factors could negatively affect our ability to replace production and our future rate of growth.

Commodity price revisions, based on 12-month average SEC prices for 2014, did not have a significant impact on our 2014 reserve revisions, but could potentially have a significant impact on future reserve estimates, if the currently depressed pricing environment for oil, NGLs and natural gas persists or worsens. From December 31, 2014 to March 31, 2015, the 12-month average SEC price for WTI oil declined from $94.99 per Bbl to $82.72 per Bbl, while the 12-month average SEC price for Henry Hub natural gas declined from $4.35 per MMBtu to $3.88 per MMBtu. Service costs have also declined significantly during the same time period, which should mitigate a portion of the negative impact of declining commodity prices on our future reserve estimates. In addition, we expect to continue to increase our proved reserves through further extensions and discoveries as we continue to develop our acreage position.

Based on the current market conditions, we have revised our capital budget for 2015 downward to $352 million, which is a 45% reduction from our initial capital budget for the year, and a 57% decrease from 2014. We have reduced the number of our operated horizontal drilling rigs down to one, compared to three horizontal rigs as of December 31, 2014. As a result of the reduction in drilling activity, we recorded a charge related to the early termination of drilling rig contracts of $7.1 million during the three months ended March 31, 2015. This reduction in planned capital expenditures will also likely result in a slower rate of growth of our proved reserves through extensions and discoveries than previously forecasted as development of our acreage position is deferred to subsequent years.

In addition, based on the reassessment of our capital expenditure plan and the current commodity pricing environment, we have shifted our drilling activity to the dry gas area of our Utica Shale acreage due to greater potential returns of this area. The dry gas area of our Utica Shale acreage has more readily available access to transportation infrastructure and a larger number of our units in the area are ready for drilling as compared to our other operating areas. We currently expect to resume our development activity in the wet gas areas of our Utica Shale acreage and in our Marcellus acreage during 2017.

We consider future commodity prices when determining our development plan but many other factors are also considered. Although the magnitude of change in these collective factors within a sustained low commodity price environment is difficult to estimate, we currently expect to execute our development plan based on current conditions. To the extent there is a significant increase or decrease in commodity prices in the future, we will assess the impact on our development plan at that time, and we may respond to such changes by altering our capital budget or our development plan. We plan to fund our development budget with a portion of the proceeds from the issuance of our 8.875% Senior Notes due 2023, the proceeds remaining from the private placement of our common stock that we completed during January 2015, cash flows from operations, proceeds from asset sales, borrowings under our revolving credit facility and proceeds from additional debt and/or equity offerings.

Offering of Senior Notes due 2023

On July 6, 2015, we issued $550 million in aggregate principal amount of our 8.875% senior notes due 2023, which we refer to as the Notes, at an issue price of 97.903% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to Deutsche Bank Securities Inc. and the other initial purchasers. The initial purchasers purchased the Notes from us at a purchase price of 95.954% of the principal amount of the Notes. In this private offering, the Notes were sold for cash to qualified institutional buyers in the United States pursuant to Rule 144A of the Securities Act and to persons outside the United States in compliance with Regulation S under the Securities Act. Upon closing, we received net proceeds of approximately $525.5 million, after deducting original issue discount, the initial purchasers’ discounts and estimated offering expenses, of which we used approximately $510.7 million to finance the redemption of all of our outstanding 12.0% senior unsecured PIK notes due 2018. We intend to use the remaining net proceeds to fund our capital expenditure plan and for general corporate purposes.

Emerging Growth Company Status

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we are an emerging growth company, unlike other public companies that are not emerging growth companies under the JOBS Act, we are not required to:

•	provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

•	provide more than two years of audited financial statements and related management’s discussion & analysis of financial condition and results of operations;

•	comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	provide certain disclosure regarding executive compensation required of larger public companies or hold stockholder advisory votes on executive compensation as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act; or

•	obtain stockholder approval of any golden parachute payments not previously approved.

We will cease to be an “emerging growth company” upon the earliest of:

•	the last day of the fiscal year in which we have $1.0 billion or more in annual revenues;

•	the date on which we become a “large accelerated filer” (the fiscal year-end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30);

•	the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period; or

•	the last day of the fiscal year following the fifth anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards, but we have irrevocably opted out of the extended transition period, and as a result, we will adopt new or revised accounting standards on the relevant dates in which adoption of such standards is required for other public companies.

Corporate Information

Our principal executive offices are located at 2121 Old Gatesburg Road, Suite 110, State College, Pennsylvania 16803, and our telephone number is (814) 308-9754. Our website is www.eclipseresources.com. We make our periodic reports and other information filed with, or furnished to, the SEC available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with, or furnished to, the SEC. The information on, or otherwise accessible through, our website or any other website does not constitute a part of this prospectus.

The Offering

Issuer	Eclipse Resources Corporation

Shares of common stock outstanding	222,663,611 shares (as of July 31, 2015)

Shares of common stock offered for resale by the selling stockholders	51,850,000 shares

Use of proceeds	We will not receive any proceeds from the sale of the common stock by the selling stockholders. See “Use of Proceeds.”

Risk factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth or incorporated by reference in this prospectus before deciding to invest in our common stock.

Listing and trading symbol	Our shares of common stock are listed on the NYSE under the symbol “ECR.”

RISK FACTORS

Investing in our common stock involves a significant degree of risk, including risks relating to the speculative nature of oil and natural gas exploration, competition, volatile oil, natural gas, and natural gas liquids (“NGLs”) prices, and other material factors. Before you decide whether to purchase our common stock, in addition to the information in this prospectus and any applicable prospectus supplement (including the matters addressed under “Cautionary Statement Regarding Forward-Looking Statements”) and other information, documents, or reports included in or incorporated by reference into this prospectus and any prospectus supplement, you should carefully consider in their entirety the risk factors in the section entitled “Risk Factors” in any prospectus supplement as well as in our most recent Annual Report on Form 10-K and in our Quarterly Reports on Form 10-Q filed subsequent to such Annual Report on Form 10-K, which are incorporated by reference into this prospectus and any prospectus supplement, as the same may be amended, supplemented, or superseded from time to time by our filings under the Securities Exchange Act of 1934, as amended, or the Exchange Act. For more information, see the section entitled “Where You Can Find Additional Information.” These risks, and additional risks not known to us or that we currently believe are immaterial, could materially and adversely affect our business, results of operation, and financial condition and could result in a partial or complete loss of your investment.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included in this prospectus and the documents incorporated by reference regarding our strategy, future operations, financial position, estimated revenues and income or losses, projected costs and capital expenditures, prospects, plans, and objectives of management are forward-looking statements. When used in this prospectus and in the documents incorporated by reference, the words “will,” “would,” “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are or were, when made, based on current expectations and assumptions about future events and are or were, when made, based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” in this prospectus, in our most recent Annual Report on Form 10-K, in our Quarterly Reports on Form 10-Q, and in any applicable prospectus supplement.

Forward-looking statements may include statements about, among other things:

•	our business strategy;

•	reserves;

•	general economic conditions;

•	financial strategy, liquidity, and capital required for developing our properties and the timing related thereto;

•	realized natural gas, NGLs, and oil prices;

•	the timing and amount of our future production of natural gas, NGLs, and oil;

•	our hedging strategy and results;

•	future drilling plans;

•	competition and government regulations, including those related to hydraulic fracturing;

•	the anticipated benefits under our commercial agreements;

•	pending legal matters relating to our leases;

•	marketing of natural gas, NGLs, and oil;

•	leasehold and business acquisitions;

•	the costs, terms, and availability of gathering, processing, fractionation, and other midstream services;

•	credit markets;

•	uncertainty regarding our future operating results, including initial production rates and liquids yields in our type curve areas; and

•	plans, objectives, expectations, and intentions contained or incorporated by reference in this prospectus that are not historical.

We caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control, incident to the exploration for and development, production, gathering, and sale of natural gas, NGLs, and oil. These risks include, but are not limited to, legal and environmental risks, drilling and other operating risks, regulatory changes, commodity price volatility, inflation, lack of availability of drilling, production, and processing equipment and services, counterparty credit risk, the uncertainty inherent in estimating natural gas, NGLs, and oil reserves and in projecting future rates of production, cash flows, and access to capital, risks associated with our level of indebtedness, the timing of development expenditures, and the other risks described under the heading “Risk Factors” in this prospectus.

Reserve engineering is a process of estimating underground accumulations of natural gas, NGLs, and oil that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing, and production activities may justify revisions of estimates that were made previously. If significant, such revisions could change the schedule of any further production and development drilling. Accordingly, reserve estimates may differ significantly from the quantities of natural gas, NGLs, and oil that are ultimately recovered.

Should one or more of the risks or uncertainties described or incorporated by reference in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements, expressed or implied, included or incorporated by reference in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect new information obtained or events or circumstances that occur after the date any such forward-looking statement is made.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Certain affiliates of the EnCap Funds and certain of our executive officers may indirectly receive proceeds from the sale of shares by the selling stockholders as a result of a distribution of proceeds by the selling stockholders to their respective limited partners, as applicable. See “Selling Stockholders.”

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of Eclipse Resources Corporation consists of 1,000,000,000 shares of common stock, $0.01 par value per share, of which 222,663,611 shares were issued and outstanding as of July 31, 2015, and 50,000,000 shares of preferred stock, $0.01 par value per share, of which no shares are issued and outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of Eclipse Resources Corporation does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are included as exhibits to the registration statement of which this prospectus forms a part. You should also be aware that the summary below does not give full effect to the provisions of statutory or common law that may affect your rights as a stockholder.

Common Stock

Except as provided by law or in a preferred stock designation, holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, will have the exclusive right to vote for the election of directors and do not have cumulative voting rights. Except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to the amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the Delaware General Corporation Law (the “DGCL”). Subject to prior rights and preferences that may be applicable to any outstanding shares or series of preferred stock, holders of common stock are entitled to receive ratably in proportion to the shares of common stock held by them such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable, and all shares of common stock registered by this prospectus will be, when sold, validly issued, fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets in proportion to the shares of common stock held by them that are remaining after payment or provision for payment of all of our debts and obligations and after distribution in full of preferential amounts to be distributed to holders of outstanding shares of preferred stock, if any.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock. Each class or series of preferred stock will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise, or the removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

Section 203 of the DGCL prohibits a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

We have elected not to be subject to the provisions of Section 203 of the DGCL.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests.

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•	establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

•

provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us.

These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	at any time after Eclipse Resources Holdings, L.P. (“Eclipse Holdings”) and EnCap Investments L.P. (“EnCap”) and their respective affiliates no longer collectively beneficially own more than 50% of the outstanding shares of our common stock,

•	provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series (prior to such time, such actions may be taken without a meeting by written consent of holders of common stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting);

•	provide our amended and restated certificate of incorporation and amended and restated bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding common stock (prior to such time, our amended and restated certificate of incorporation and amended and restated bylaws may be amended by the affirmative vote of the holders of a majority of our then outstanding common stock); and

•	provide that special meetings of our stockholders may only be called by the board of directors, the chief executive officer or the chairman of the board (prior to such time, a special meeting may also be called at the request of stockholders holding a majority of the outstanding shares entitled to vote);

•	provide for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms, other than directors which may be elected by holders of preferred stock, if any. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors;

•	provide that we renounce any interest in existing and future investments in other entities by, or the business opportunities of, Eclipse Holdings and EnCap and any of their officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than our directors that are presented business opportunities in their capacity as our directors) and that they have no obligation to offer us those investments or opportunities; and

•	provide that our amended and restated bylaws can be amended or repealed at any regular or special meeting of stockholders or by the board of directors, including the requirement that any amendment by the stockholders at a meeting, at any time after Eclipse Holdings and EnCap and their respective affiliates no longer collectively own more than 50% of the outstanding shares of our common stock, be upon the affirmative vote of at least two-thirds (66 2/3%) of the shares of common stock generally entitled to vote in the election of directors.

Forum Selection

Our amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, is the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

•	any action asserting a claim against us arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; and

•	any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties named as defendants therein.

Our amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this forum selection provision. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our amended and restated certificate of incorporation and amended and restated bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We have entered into indemnification agreements with each of our current directors and officers and intend to enter into indemnification agreements with each of our future directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated certificate of incorporation and the indemnification agreements facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Listing

Our common stock is listed on the NYSE under the symbol “ECR.”

SELLING STOCKHOLDERS

This prospectus covers the resale of the 51,850,000 shares of common stock issued in a private placement to the selling stockholders named below, which shares we refer to collectively herein as the Shares. The selling stockholders may, from time to time, offer and sell pursuant to this prospectus any or all of the Shares owned by them, but make no representation that any of the Shares will be offered for sale. We are registering the resale of the Shares pursuant to the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), which is further described below. Pursuant to the Registration Rights Agreement, we will pay all registration and filing fees, reasonable printing expenses, reasonable transfer agent fees, fees and disbursements of our counsel, auditors, accountants, and petroleum engineers, and expenses relating to marketing the Shares. The selling stockholders will pay all discounts, commissions, or fees of underwriters, selling brokers, dealer managers, or similar industry professionals and fees and disbursements of counsel to the selling stockholders. We will not receive any of the proceeds from the sales of the Shares by the selling stockholders. The table below presents information regarding the selling stockholders and the Shares that each selling stockholder may offer and sell from time to time under this prospectus.

The following table sets forth:

•	the name of each selling stockholder;

•	the number of shares of common stock beneficially owned by each selling stockholder prior to the sale of the Shares;

•	the number of Shares that may be offered by each selling stockholder pursuant to this prospectus;

•	the number of shares of common stock to be beneficially owned by each selling stockholder following the sale of any Shares; and

•	the percentage of our issued and outstanding common stock to be owned by each selling stockholder following the sale of any Shares (based on 222,663,611 shares of our common stock issued and outstanding as of July 31, 2015).

The table below sets forth information relating to the selling stockholders as of July 31, 2015. All information with respect to common stock beneficial ownership of the selling stockholders has been furnished by or on behalf of the selling stockholders on or prior to such date. We have not sought to verify such information. We believe, based on information supplied by the selling stockholders, that except as may otherwise be indicated in the footnotes to the table below, the selling stockholders have sole voting and dispositive power with respect to the common stock reported as beneficially owned by them. Because the selling stockholders identified in the table may sell some or all of the Shares owned by them, and because to our knowledge there are currently no agreements, arrangements, or understandings with respect to the sale of any of the Shares, no estimate can be given as to the number of Shares available for resale hereby that will be held by the selling stockholders upon termination of this offering. In addition, the selling stockholders may have sold, transferred, or otherwise disposed of, or may sell, transfer, or otherwise dispose of, at any time and from time to time, the common stock they hold in transactions exempt from the registration requirements of the Securities Act, and may have acquired or may acquire, at any time or from time to time, common stock, in each case after the date on which they provided the information set forth on the table below. We have, therefore, assumed for the purposes of the following table that the selling stockholders will sell all of the Shares beneficially owned by them, but will not sell any other shares of our common stock that they may presently beneficially own or acquire beneficial ownership of any additional shares. Other information regarding the selling stockholders may change over time.

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to this Offering	Number of Shares Available for Sale Pursuant to this Prospectus	Number of Shares Beneficially Owned After Sale of Shares	Percent of Outstanding Common Stock Beneficially Owned After Sale of Shares
EnCap Energy Capital Fund IX, L.P.(1)	26,831,263	26,831,263	—	—
EnCap Energy Capital Fund VIII Co-Investors, L.P.(1)	7,260,330	7,260,330	—	—
GSO Capital Opportunities Fund II (Luxembourg) S.à.r.l.(2)	3,410,000	3,410,000	—	—
Fir Tree Value Master Fund, L.P.(3)	2,275,000	2,275,000	—	—
Luxor Capital Group, LP(4)	1,420,000	1,420,000	—	—
Eclipse Resources Holdings, L.P.(5)	140,353,407	10,653,407	129,700,000	58.2%

(1)	EnCap Energy Capital Fund VIII Co-Investors, L.P. and EnCap Energy Capital Fund IX, L.P. (together, the “Selling Stockholder EnCap Funds”) are controlled indirectly by David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich, who are the controlling members of RNBD GP LLC. Messrs. Phillips and Zorich are directors of the Company. RNBD GP LLC is the sole member of EnCap Investments GP, L.L.C., which is the general partner of EnCap, which is the general partner of (i) EnCap Equity Fund VIII GP, L.P., which is the general partner of EnCap Energy Capital Fund VIII Co-Investors, L.P., and (ii) EnCap Equity Fund IX GP, L.P, which is the general partner of EnCap Energy Capital Fund IX, L.P.

(2)	GSO Capital Partners LP is the investment advisor for GSO Capital Opportunities Fund II (Luxembourg) S.’a.r.l. (the “GSO Fund”). GSO Advisor Holdings L.L.C. is the general partner of GSO Capital Partners LP. Blackstone Holdings I L.P. is the sole member of GSO Advisor Holdings L.L.C. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings I L.P. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. In addition, each of Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover is an executive of GSO Capital Partners LP and may be deemed to have shared voting power and/or investment power with respect to the securities held by the GSO Fund. Each of the foregoing entities and individuals disclaims beneficial ownership of the shares held directly by the GSO Fund (other than the GSO Fund to the extent of its direct holdings). The address for the GSO Fund is 16, Avenue Pasteur, L-2310 Luxembourg, Luxembourg.

(3)	Fir Tree Inc., as the investment manager for Fir Tree Value Master Fund, L.P. (“Fir Tree Value”), has the shared power to vote or direct the voting, and to dispose or direct the disposition of, the shares of our common stock beneficially owned by Fir Tree Value and may be deemed to beneficially own the shares of our common stock held by Fir Tree Value. Fir Tree, L.L.C., as general partner of Fir Tree Value, may be deemed to beneficially own the shares of our common stock beneficially owned by Fir Tree Value. Jeffrey Tannenbaum is the controlling person of Fir Tree, L.L.C. The address for Fir Tree Value is c/o Fir Tree Inc., 505 Fifth Avenue, 23rd Floor, New York, New York 10017.

(4)

Represents 672,200 shares of our common stock held by Luxor Capital Partners, LP (“Luxor Capital Partners”), 715,959 shares of our common stock held by Luxor Capital Partners Offshore Master Fund, LP (“Luxor Offshore Fund”) and 31,841 shares of our common stock held by Thebes Offshore Master Fund, LP (“Thebes Offshore Fund” and, together with Luxor Capital Partners and Luxor Offshore Fund, the “Luxor Funds”). Luxor Capital Group, LP (“Luxor Capital Group”), as the investment manager for the Luxor Funds, may be deemed to beneficially own the shares of our common stock held by the Luxor Funds. Luxor Management, LLC (“Luxor Management”), as general partner of Luxor Capital Group, may be deemed to beneficially own the shares of our common stock beneficially owned by Luxor Capital Group. Christian Leone, as the managing member of Luxor Management, may also be deemed to beneficially own the shares of our common stock beneficially owned by Luxor Management. The address of the Luxor Funds, Luxor Capital Group, Luxor Management and Mr. Leone is 1114 Avenue of the Americas, 29th Floor, New York, New York 10036.

(5)	Eclipse Holdings is governed by a board of managers that includes three members (currently Benjamin W. Hulburt, our Chairman, President and Chief Executive Officer, Christopher K. Hulburt, our Executive Vice President, Secretary and General Counsel and a director of the Company, and Thomas S. Liberatore, our Executive Vice President and Chief Operating Officer) appointed by The Hulburt Family II Limited Partnership, CKH Partners II, L.P., and Kirkwood Capital, L.P. (collectively, the “Management Funds”) and four members (currently Mark E. Burroughs, Jr., Douglas E. Swanson, Jr., Robert L. Zorich, and D. Martin Phillips, each of which is a director of the Company) appointed by EnCap Energy Capital Fund VIII, L.P. and the Selling Stockholder EnCap Funds (collectively, the “EnCap Funds”). The board of managers has authority to vote or dispose of the common stock held by Eclipse Holdings, subject to the terms of the Stockholders Agreement as described below.

The EnCap Funds collectively own 100% of the Class A limited partner interests in Eclipse Holdings. The EnCap Funds are controlled indirectly by David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich, who are the controlling members of RNBD GP LLC. RNBD GP LLC is the sole member of EnCap Investments GP, L.L.C., which is the general partner of EnCap, which is the general partner of (i) EnCap Equity Fund VIII GP, L.P., which is the general partner of EnCap Energy Capital Fund VIII, L.P. and EnCap Energy Capital Fund VIII Co-Investors, L.P., and (ii) EnCap Equity Fund IX GP, L.P, which is the general partner of EnCap Energy Capital Fund IX, L.P. The address for the EnCap Funds is 1100 Louisiana Street, Suite 4900, Houston, Texas 77002.

The Hulburt Family II Limited Partnership, controlled by Benjamin W. Hulburt, owns approximately 66% of the Class B limited partner interests in Eclipse Holdings, CKH Partners II, L.P., controlled by Christopher K. Hulburt, owns approximately 17% of the Class B limited partner interests in Eclipse Holdings, and Kirkwood Capital, L.P., controlled by Thomas S. Liberatore, owns approximately 17% of the Class B limited partner interests in Eclipse Holdings.

Eclipse Management, L.P. owns 100% of the Class C limited partner interests in Eclipse Holdings. Benjamin W. Hulburt, Christopher K. Hulburt, Matthew R. DeNezza, our Executive Vice President and Chief Financial Officer, and Thomas S. Liberatore have equal ownership interests in, and serve as the members of the board of managers of, Eclipse Management GP, LLC, the general partner of Eclipse Management, L.P., and therefore indirectly control Eclipse Management, L.P.

We are party to a Registration Rights Agreement with Eclipse Holdings, the EnCap Funds, the Management Funds, Eclipse Management, L.P., and the selling stockholders (which amended and restated an existing registration rights agreement that we had entered into upon the closing of our initial public offering), which provides certain demand and piggyback registration rights and certain related rights pertaining to the resale of shares of our common stock. The registration statement of which this prospectus forms a part was filed pursuant to and in accordance with the Registration Rights Agreement.

We are also party to a Stockholders Agreement with Eclipse Holdings, the EnCap Funds, the Management Funds, and Eclipse Management, L.P. The Stockholders Agreement provides that the parties thereto will take certain actions, such as soliciting proxies or voting shares of our common stock, to cause our board of directors to consist of the following members: (i) Benjamin W. Hulburt, for so long as he remains our President and Chief Executive Officer; (ii) Christopher K. Hulburt, for so long as he remains our Executive Vice President, Secretary and General Counsel; and (iii) a number of members designated by the EnCap Funds, currently up to five, which number will be adjusted in the future based on the level of beneficial ownership of our shares of common stock by the EnCap Funds and their affiliates. For so long as the EnCap Funds and its affiliates beneficially own at least 50% of our outstanding common stock, we, Eclipse Holdings and its limited partners have agreed take certain actions to cause at least one of the directors designated by the EnCap Funds to be a member of each committee of our board of directors (subject to applicable legal requirements and stock exchange rules). In addition, we, Eclipse Holdings and its limited partners have agreed to take certain actions to cause Benjamin W. Hulburt to be elected as Chairman of our board of directors. Other than with respect to the election of our board of directors, each limited partner of Eclipse Holdings is entitled to instruct Eclipse Holdings regarding how to vote the number of shares of our common stock held by Eclipse Holdings on the applicable voting record date that such limited partner would receive following a complete distribution on the applicable voting record date of the shares of our common stock held by Eclipse Holdings.

Except as set forth in, or incorporated by reference into, this prospectus or any prospectus supplement, none of the selling stockholders has held any position or office with, been employed by, or otherwise has had a material relationship with us or any of our predecessors or affiliates during the three years prior to the date of this prospectus. The selling stockholders and intermediaries through whom such securities are sold may be deemed “underwriters” within the meaning of the Securities Act with respect to the Shares offered by this prospectus, and any profits realized or commissions received may be deemed underwriting compensation.

PLAN OF DISTRIBUTION

We are registering 51,850,000 shares of our common stock for possible sale by the selling stockholders. Unless the context otherwise requires, as used in this prospectus, “selling stockholders” includes the selling stockholders named in this prospectus and donees, pledgees, transferees or other successors-in-interest selling shares received from the selling stockholders as a gift, pledge, partnership distribution or other transfer after the date of this prospectus.

The selling stockholders may offer and sell all or a portion of the shares covered by this prospectus from time to time, in one or more of the following transactions:

•	on the NYSE, in the over-the-counter market or on any other national securities exchange on which our shares are listed or traded;

•	in exchange distributions in accordance with the applicable exchange rules;

•	in privately negotiated transactions;

•	in underwritten transactions;

•	in block trades in which a broker-dealer will attempt to sell the offered shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

•	in ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	through the writing of options (including put or call options), whether the options are listed on an options exchange or otherwise;

•	through loans or pledges of the securities to a broker-dealer or an affiliate thereof;

•	by entering into transactions with third parties who may (or may cause others to) issue securities convertible or exchangeable into, or the return of which is derived in whole or in part from the value of, our common stock; and

•	any combination of any such methods of sale.

The selling stockholders may sell the shares at fixed prices, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares from time to time will be determined by the selling stockholders and, at the time of the determination, may be higher or lower than the market price of our common stock on the NYSE or any other exchange or market.

The shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The selling stockholders may also enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers of other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from purchasers of the offered shares for whom they may act as agents. In addition, underwriters may sell the shares to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The selling stockholders and any underwriters, dealers or agents participating in a distribution of the shares may be deemed to be underwriters within the meaning of the Securities Act, and any profit on the sale of the shares by the selling stockholders and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act.

The selling stockholders may agree to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the selling of their shares, including liabilities arising under the Securities Act. Under the registration rights agreement, we have agreed to indemnify the selling stockholders against certain liabilities related to the sale of the common stock, including certain liabilities arising under the Securities Act. Under the registration rights agreement, we have also agreed to pay the costs, expenses and fees of registering the shares of common stock; however, the selling stockholders will pay any underwriting discounts or commissions relating to the sale of the shares of common stock in any underwritten offering.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. Upon our notification by the selling stockholders that any material arrangement has been entered into with an underwriter or broker-dealer for the sale of shares through a block trade, special offering, exchange distribution, secondary distribution or a purchase by an underwriter or broker-dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing certain material information, including:

•	the name of the selling stockholders;

•	the number of shares being offered;

•	the terms of the offering;

•	the names of the participating underwriters, broker-dealers or agents;

•	any discounts, commissions or other compensation paid to underwriters or broker-dealers and any discounts, commissions or concessions allowed or re-allowed or paid by any underwriters to dealers;

•	the public offering price; and

•	other material terms of the offering.

The selling stockholders are subject to the applicable provisions of the Exchange Act, and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of common stock offered in this prospectus by the selling stockholders. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and its affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities for the particular securities being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities for the shares.

To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. Instead of selling the shares of common stock under this prospectus, the selling stockholders may sell the shares of common stock in compliance with the provisions of Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act.

Under the securities laws of some states, if applicable, the securities registered hereby may be sold in those states only through registered or licensed brokers or dealers. In addition, in some states such securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We cannot assure you that the selling stockholders will sell all or any portion of our common stock offered hereby.

Under the Registration Rights Agreement, we agreed to use our reasonable efforts to keep the registration statement of which this prospectus constitutes a part continuously effective under the Securities Act until the earlier of (i) date on which all of the shares of common stock covered by this prospectus have been sold, (ii) the date on which the “Non-Affiliated Holders” (as defined in the Registration Rights Agreement) own, in the aggregate, a number of shares of common stock which represents less than 1% of the total number of shares of common stock issued and outstanding at such time, and (iii) the date on which all of the shares of common stock covered by this prospectus cease to be “Registrable Securities” (as defined in the Registration Rights Agreement).

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Norton Rose Fulbright US LLP, Dallas, Texas.

EXPERTS

The audited consolidated financial statements of Eclipse Resources Corporation as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, incorporated by reference in this prospectus have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The audited financial statements of Eclipse Resources–Ohio, LLC as of June 25, 2013 and December 31, 2012, and for the year ended December 31, 2012 and the period January 1, 2013 through June 25, 2013, incorporated by reference in this prospectus have been so included in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

The audited financial statements of Eclipse Resources Operating, LLC as of December 31, 2013 and 2012, and for each of the years in the two-year period ended December 31, 2013, incorporated by reference in this prospectus have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

Estimates of our natural gas and oil reserves, related future net cash flows and the present values thereof related to our properties as of December 31, 2014, December 31, 2013, and December 31, 2012, incorporated by reference in this prospectus were based in part upon reserve reports prepared by independent petroleum engineers, Netherland, Sewell & Associates, Inc. We have included these estimates in reliance on the authority of said firm as experts in such matters.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly, and current reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock that may be offered under this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, including the exhibits thereto, as permitted by the rules and regulations of the SEC. For further information about us and our common stock, please see the registration statement and our other filings with the SEC, including our annual, quarterly, and current reports and proxy statements, which you may read, free of charge, and copy, at the prescribed rates, at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our public filings with the SEC are also available to the public on the SEC’s Internet website at www.sec.gov. Our Internet website address is www.eclipseresources.com. Information on our website is not incorporated into this prospectus and is not a part of this prospectus or any prospectus supplement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus certain information that we have filed with the SEC, which means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus. You should not assume that the information in this prospectus is current as of any date other than the date of this prospectus, and you should not assume that the information contained in a document incorporated by reference is accurate as of any date other than the date of such document (or, with respect to particular information contained in such document, as of any date other than the date set forth within such document as the date as of which such particular information is provided). We incorporate by reference into this prospectus the following documents previously filed by us with the SEC, other than information furnished to the SEC (including, but not limited to, information furnished under Items 2.02 or 7.01 of Form 8-K and any corresponding information furnished with respect to such Items under Item 9.01 or as an exhibit) and which is not deemed filed under the Exchange Act:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, filed with the SEC on May 11, 2015;

•	our Current Reports on Form 8-K, filed with the SEC on January 15, 2015, January 29, 2015, February 25, 2015, May 12, 2015, June 12, 2015, June 22, 2015 and July 8, 2015;

•	the financial statements of Eclipse Resources Corporation, Eclipse Resources—Ohio, LLC and Eclipse Resources Operating, LLC, all included in the prospectus filed pursuant to Rule 424(b)(4) with the SEC on June 23, 2014; and

•	the description of our common stock contained in our Form 8-A filed on June 19, 2014, including any amendment to that form that we may file in the future for the purpose of updating the description of our common stock.

Any statement contained in this prospectus or in a document incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained in any subsequently filed document which is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any document incorporated by reference in this prospectus. Requests for such documents should be directed to:

Eclipse Resources Corporation

2121 Old Gatesburg Road, Suite 110

State College, Pennsylvania 16803

(814) 308-9754

Attention: General Counsel

ECLIPSE RESOURCES CORPORATION

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Introduction

Eclipse Resources Corporation (the “Company”) is a Delaware corporation formed by Eclipse Resources I, LP (“Eclipse I”) to engage in the exploitation, development, exploration and acquisition of oil and natural gas properties in the Appalachian Basin. The following unaudited pro forma consolidated financial statements of the Company reflect the historical consolidated results of Eclipse Resources Corporation and Eclipse I, the Company’s accounting predecessor, on a pro forma basis to give effect to the following transactions, which are described in further detail below, as if they had occurred on January 1, 2014, for pro forma statements of operations purposes:

•	The Corporate Reorganization. On June 24, 2014 prior to the completion of the IPO (as defined below), a Corporate Reorganization was completed. As a part of this corporate reorganization the following transactions occurred (collectively, the “Corporate Reorganization”):

•	the acquisition by Eclipse I of all of the outstanding equity interests in Eclipse Resources Operating, LLC (“Eclipse Operating”);

•	the contribution of equity interests in Eclipse I to Eclipse Resources Holdings, L.P. (“Eclipse Holdings”) by its then limited partners in exchange for similar equity interests in Eclipse Holdings;

•	the transfer of the outstanding equity interests in Eclipse I GP, the general partner of Eclipse I, to Eclipse Holdings; and

•	the contribution of equity interests in Eclipse I and the outstanding equity interests in Eclipse I GP, LLC, to the Company by Eclipse Holdings in exchange for 138,500,000 shares of common stock.

•	The Initial Public Offering. On June 25, 2014, the Company completed the initial public offering (the “IPO” or the “Initial Public Offering”) of 30,300,000 shares of $0.01 par value common stock, which included 21,500,000 shares sold by the Company and 8,800,000 shares sold by certain selling stockholders.

The unaudited pro forma consolidated statements of operations of the Company are based on (i) the audited historical consolidated statements of operations of Eclipse Resources Corporation for the year ended December 31, 2014, having given effect to the Corporate Reorganization and Initial Public Offering as if they had occurred on January 1, 2014, and (ii) the unaudited historical operations of Eclipse Operating for the period from January 1, 2014 through June 24, 2014.

The pro forma data presented reflects events directly attributable to the described transactions and certain assumptions the Company believes are reasonable. The pro forma data are not necessarily indicative of financial results that would have been attained had the described transactions occurred on the dates indicated below or which could be achieved in the future because they necessarily exclude various operating expenses, such as incremental general and administrative expenses associated with being a public company. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma financial statements.

The unaudited pro forma consolidated financial statements and related notes are presented for illustrative purposes only. If the Initial Public Offering and other transactions contemplated herein had occurred in the past, the Company’s operating results might have been materially different from those presented in the unaudited pro forma financial statements. The unaudited pro forma consolidated financial statements should not be relied upon as an indication of operating results that the Company would have achieved if the Initial Public Offering and other transactions contemplated herein had taken place on the specified date. In addition, future results may vary significantly from the results reflected in the unaudited pro forma consolidated statements of operations and should not be relied on as an indication of the future results the Company will have after the completion of the Initial Public Offering and the other transactions contemplated by these unaudited pro forma consolidated financial statements.

ECLIPSE RESOURCES CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

(Unaudited)

	Eclipse Resources Corporation Historical	Eclipse Operating	Corporate Reorganization		Initial Public Offering		Pro Forma As Adjusted
		(a)
	(in thousands, except per share data)
REVENUES
Oil and natural gas sales	$137,816	$—	$—		$—		$137,816
Other revenue	—	14,687	(14,687	)(b)	—		—

Total revenues	137,816	14,687	(14,687)		—		137,816
OPERATING EXPENSES
Lease operating	8,518	—	—		—		8,518
Transportation and gathering	18,114	—	—		—		18,114
Production and ad valorem taxes	7,084	—	—		—		7,084
Depreciation, depletion and amortization	89,218	—	—		—		89,218
Exploration	21,186	—	—		—		21,186
General and administrative	45,392	14,687	(14,687	)(b)	—		45,392
Accretion expense	791	—	—		—		791
Impairment of oil and gas properties	34,855	—	—		—		34,855
Gain on sale of assets	(960)	—	—		—		(960)
Gain on reduction in pension liability	(2,208)	—	—		—		(2,208)

Total operating expenses	221,990	14,687	(14,687)		—		221,990

OPERATING INCOME (LOSS)	(84,174)	—	—		—		(84,174)
OTHER INCOME (EXPENSE)
Gain on derivative instruments	20,791	—	—		—		20,791
Interest expense, net	(48,347)	—	—		236	(c)	(48,111)
Other income	353	—	(353	)(d)	—		—

Total other income (expense), net	(27,203)	—	(353)		236		(27,320)

INCOME (LOSS) BEFORE INCOME TAXES	(111,377)	—	(353)		236		(111,494)
INCOME TAX EXPENSE (BENEFIT)	71,799	—	(107,650	)(e)	83	(c)	(35,768)

NET LOSS	$(183,176)	$—	$107,297		$153		$(75,726)

NET LOSS PER COMMON SHARE (f)
Basic and diluted							$(0.49)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (f)
Basic and diluted							154,677

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

ECLIPSE RESOURCES CORPORATION

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION, THE OFFERING AND OTHER TRANSACTIONS

The historical financial information is derived from the consolidated financial statements of Eclipse Resources Corporation, Eclipse Resources-Ohio, LLC and Eclipse Resources Operating, LLC included elsewhere in this prospectus. For purposes of the unaudited pro forma statements of operations, it is assumed that the Eclipse Operating Acquisition, the Corporate Reorganization and the Initial Public Offering described elsewhere in this prospectus all transactions had taken place on January 1, 2014.

NOTE 2. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma statement of operations as of December 31, 2014:

(a)	Reflects the historical results of operations of Eclipse Operating for the period from January 1, 2014 through June 24, 2014, derived from the historical unaudited financial statements of Eclipse Operating directly prior to the Corporate Reorganization.

(b)	Reflects the elimination of the intra-company revenue and expense between Eclipse Resources Corporation and Eclipse Operating.

(c)	Reflects the reduction in interest expense, and related tax impact, under the Company’s revolving credit agreement as of December 31, 2014. On a pro forma basis, the Company would not have had outstanding borrowings under the Company’s revolving credit facility.

(d)	Reflects the elimination of the bargain purchase gain on the acquisition of Eclipse Operating as part of the Corporate Reorganization.

(e)	Reflects the elimination of the change in tax status charge of approximately $97.6 million and the estimated income tax benefit associated with the Company’s historical results of operations assuming the Company’s earnings had been subject to federal income tax as a subchapter C corporation using an effective tax rate of approximately 35%. The rate is inclusive of federal and state income taxes.

(f)	Reflects basic and diluted loss per common share for the issuance of shares of common stock in the Corporate Reorganization and IPO.

51,850,000 Shares

Eclipse Resources Corporation

Common Stock

Prospectus

                    , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses payable by us in connection with the registration of the common stock offered hereby. With the exception of the Registration Fee, the amounts set forth below are estimates.

SEC Registration Fee	$51,527
Accountants’ fees and expenses	$75,000
Legal fees and expenses	$100,000
Miscellaneous	$75,000

Total	$301,527

Item 14.	Indemnification of Directors and Officers

Our amended and restated certificate of incorporation provides that a director will not be liable to the corporation or its stockholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated bylaws provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation also contains indemnification rights for our directors and our officers. Specifically, our amended and restated certificate of incorporation provides that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Further, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

We have obtained directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities.

We have entered into written indemnification agreements with our directors and executive officers. Under these agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

Item 15.	Recent Sales of Unregistered Securities

On December 27, 2014, EnCap Energy Capital Fund VIII, L.P., EnCap Energy Capital Fund VIII Co-Investors, L.P., EnCap Energy Capital Fund IX, L.P., The Hulburt Family II Limited Partnership, CKH Partners II, L.P., Kirkwood Capital, L.P., Buckeye Investors L.P., GSO Capital Opportunities Fund II (Luxembourg) S.à.r.l., Fir Tree Value Master Fund, L.P., Luxor Capital Partners, LP and Luxor Capital Partners Offshore Master Fund, LP agreed to purchase an aggregate of 62,500,000 shares of our common stock at a price of $7.04 per share. On January 28, 2015, we issued the shares to the selling stockholders, all of whom qualified as “accredited investors” (as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act) pursuant to the exemptions from registration provided in Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act. Upon closing, we received net proceeds from the issuance of the shares to the purchasers of approximately $434 million (after deducting placement agent commissions and our estimated expenses), which we intend to use to fund our capital expenditure plan and for general corporate purposes.

On July 6, 2015, we issued $550 million in aggregate principal amount of our 8.875% senior notes due 2023 (the “Notes”) at an issue price of 97.903% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to Deutsche Bank Securities Inc. and the other initial purchasers. The initial purchasers purchased the Notes from us at a purchase price of 95.954% of the principal amount of the Notes. In this private offering, the Notes were sold for cash to qualified institutional buyers in the United States pursuant to Rule 144A of the Securities Act and to persons outside the United States in compliance with Regulation S under the Securities Act. Upon closing, we received net proceeds of approximately $525.5 million, after deducting original issue discount, the initial purchasers’ discounts and estimated offering expenses, of which we used approximately $510.7 million to finance the redemption of all of our outstanding 12.0% senior unsecured PIK notes due 2018. We intend to use the remaining net proceeds to fund our capital expenditure plan and for general corporate purposes.

Item 16.	Exhibits and Financial Statement Schedules

(a) See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Pre-effective Amendment No. 2 to registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of State College, Commonwealth of Pennsylvania, on August 4, 2015.

ECLIPSE RESOURCES CORPORATION

By:	/s/ Benjamin W. Hulburt
Name:	Benjamin W. Hulburt
Title:	Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-effective Amendment No. 2 to registration statement on Form S-1 has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date

* Benjamin W. Hulburt	Chairman, President and Chief Executive Officer (Principal Executive Officer)	August 4, 2015

* Matthew R. DeNezza	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	August 4, 2015

* Roy Steward	Vice President and Chief Accounting Officer (Principal Accounting Officer)	August 4, 2015

/s/ Christopher K. Hulburt Christopher K. Hulburt	Director, Executive Vice President, Secretary and General Counsel	August 4, 2015

* D. Martin Phillips	Director	August 4, 2015

* Robert L. Zorich	Director	August 4, 2015

* Douglas E. Swanson, Jr.	Director	August 4, 2015

* Mark E. Burroughs, Jr.	Director	August 4, 2015

* Joseph C. Winkler, III	Director	August 4, 2015

* Richard D. Paterson	Director	August 4, 2015

* Randall M. Albert	Director	August 4, 2015

*	The undersigned, pursuant to a power of attorney executed by each of the officers and directors above and filed with the SEC on February 11, 2015 on the signature page to the registration statement on Form S-1 and incorporated herein by reference, by signing his name hereto, does hereby sign and deliver this Pre-effective Amendment No. 2 to registration statement on Form S-1 on behalf of each of the persons noted above in the capacities indicated.

By:	/s/ Christopher K. Hulburt
Name:	Christopher K. Hulburt, Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

3.1	Amended and Restated Certificate of Incorporation of Eclipse Resources Corporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 24, 2014)

3.2	Amended and Restated Bylaws of Eclipse Resources Corporation (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 24, 2014)

4.1	Stockholders Agreement, dated June 25, 2014, by and among Eclipse Resources Corporation, Eclipse Resources Holdings, L.P., CKH Partners II, L.P., The Hulburt Family II Limited Partnership, Kirkwood Capital, L.P, EnCap Energy Capital Fund VIII, L.P., EnCap Energy Capital Fund VIII Co-Investors, L.P., EnCap Energy Capital Fund IX, L.P. and Eclipse Management, L.P. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 30, 2014)

4.2	Amended and Restated Registration Rights Agreement, dated January 28, 2015, by and among Eclipse Resources Corporation, Eclipse Resources Holdings, L.P., CKH Partners II, L.P., The Hulburt Family II Limited Partnership, Kirkwood Capital, L.P, EnCap Energy Capital Fund VIII, L.P., EnCap Energy Capital Fund VIII Co-Investors, L.P., EnCap Energy Capital Fund IX, L.P., Eclipse Management, L.P., Buckeye Investors L.P., GSO Capital Opportunities Fund II (Luxembourg) S.à.r.l., Fir Tree Value Master Fund, L.P., Luxor Capital Partners, LP and Luxor Capital Partners Offshore Master Fund, LP (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 29, 2015)

4.3	Form of Common Stock Certificate of Eclipse Resources Corporation (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the SEC on June 2, 2014)

4.4	Registration Rights Agreement, dated as of July 6, 2015, between Eclipse Resources Corporation, the guarantors party thereto and Deutsche Bank Securities Inc. on behalf of itself and as representative of the initial purchasers named therein (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 8, 2015)

5.1**	Opinion of Norton Rose Fulbright US LLP as to the legality of the securities being registered

10.1†	Eclipse Resources Corporation 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 24, 2014)

10.2	Master Reorganization Agreement, dated June 6, 2014, by and among Eclipse Resources I, LP, Eclipse GP, LLC, EnCap Energy Capital Fund VIII, L.P., EnCap Energy Capital Fund VIII Co-Investors, L.P., EnCap Energy Capital Fund IX, L.P., CKH Partners II, L.P., The Hulburt Family II Limited Partnership, Kirkwood Capital, L.P., Eclipse Management, L.P., Eclipse Resources Holdings, L.P., Eclipse Resources Corporation and Benjamin W. Hulburt, Christopher K. Hulburt and Thomas S. Liberatore (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the SEC on June 9, 2014)

10.3†	Form of Indemnification Agreement for Eclipse Resources Corporation Officers and Directors (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the SEC on June 2, 2014)

10.4	Agreement of Limited Partnership of Eclipse Resources Holdings, L.P. (incorporated by reference to Exhibit 10.13 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the SEC on June 9, 2014)

Exhibit No.	Description

10.5	Limited Partnership Agreement of Eclipse Management, L.P. (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the SEC on June 9, 2014)

10.6†	Executive Employment Agreement dated as of August 26, 2014, by and between Eclipse Resources Corporation and Benjamin W. Hulburt (incorporated by referenced to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 29, 2014)

10.7†	Executive Employment Agreement dated as of August 26, 2014, by and between Eclipse Resources Corporation and Matthew R. DeNezza (incorporated by referenced to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 29, 2014)

10.8†	Executive Employment Agreement dated as of August 26, 2014, by and between Eclipse Resources Corporation and Christopher K. Hulburt (incorporated by referenced to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on August 29, 2014)

10.9†	Executive Employment Agreement dated as of August 26, 2014, by and between Eclipse Resources Corporation and Thomas S. Liberatore (incorporated by referenced to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on August 29, 2014)

10.10	Securities Purchase Agreement, dated as of December 27, 2014, by and between Eclipse Resources Corporation, CKH Partners II, L.P., The Hulburt Family II Limited Partnership, Kirkwood Capital, L.P, EnCap Energy Capital Fund VIII, L.P., EnCap Energy Capital Fund VIII Co-Investors, L.P., EnCap Energy Capital Fund IX, L.P., Buckeye Investors L.P., GSO Capital Opportunities Fund II L.P., GSO Eclipse Holdings I LP, Fir Tree Value Master Fund, L.P., Luxor Capital Partners, LP and Luxor Capital Partners Offshore Master Fund, LP. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 29, 2014)

10.11†	Form of Restricted Stock Unit Award Agreement for Employees (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 25, 2015)

10.12†	Form of Performance Unit Award Agreement for Employees (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 25, 2015)

10.13	Second Amended and Restated Credit Agreement, dated as of June 11, 2015, by and among Eclipse Resources Corporation, as borrower, Bank of Montreal, as administrative agent, and each of the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 12, 2015)

10.14	Purchase Agreement, dated as of June 19, 2015, by and among Eclipse Resources Corporation, the subsidiary guarantors named therein and Deutsche Bank Securities Inc., as representative of the initial purchasers named therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 22, 2015)

10.15	Indenture, dated as of July 6, 2015, between Eclipse Resources Corporation, the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 8, 2015)

10.16	Satisfaction and Discharge of Indenture, dated as of July 6, 2015, between Eclipse Resources I, LP and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the SEC on July 8, 2015)

21.1**	List of Subsidiaries of Eclipse Resources Corporation

23.1*	Consent of Grant Thornton LLP (Eclipse Resources Corporation)

Exhibit No.	Description

23.2*	Consent of Grant Thornton LLP (Eclipse Resources Operating, LLC)

23.3*	Consent of Grant Thornton LLP (Eclipse Resources—Ohio, LLC)

23.4*	Consent of Netherland, Sewell & Associates, Inc.

23.5**	Consent of Norton Rose Fulbright US LLP (included as part of Exhibit 5.1 hereto)

24.1**	Power of Attorney (included on the signature page of the original registration statement filed on February 11, 2015)

99.1**	Netherland, Sewell & Associates, Inc., Summary of Reserves at December 31, 2014 (Eclipse Resources Corporation)

99.2	Netherland, Sewell & Associates, Inc., Summary of Reserves at December 31, 2013 (Eclipse Resources I, LP) (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 5, 2014)

99.3	Netherland, Sewell & Associates, Inc., Summary of Reserves at December 31, 2012 (Eclipse Resources I, LP) (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 5, 2014)

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Previously filed with the original registration statement filed with the SEC on February 11, 2015.
†	Compensatory plan or arrangement.